Exhibit 99.1

Paris, June 2, 2009

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Manoelle Lepoutre Appointed Executive Vice President,
Sustainable Development & Environment
Effective June 1, Manoelle Lepoutre has been appointed Executive Vice President, Sustainable Development and Environment, succeeding Jean-Michel Gires.
As Vice President, R&D at Total Exploration & Production since 2004 and until her recent nomination, Ms. Lepoutre has managed all of the programs designed to secure the technologies and capabilities required for future oil and gas exploration, production and development. In particular, she ensured that these programs addressed the full range of technical, business and environmental issues in E&P operations.
Ms. Lepoutre is a graduate of the Ecole Nationale Supérieure de Géologie de Nancy (ENSG) school of geology and the Ecole Nationale Supérieure des Pétroles et des Moteurs (ENSPM) engineering school, part of the French Petroleum Institute (IFP). Besides, Ms. Lepoutre sits on various Boards of Directors, including French ocean research institute IFREMER, Earth physics institute Institut de Physique du Globe, Total E&P Norge, and Fondation Villette-Entreprises, which fosters cooperation between business and the La Villette science center in Paris. She is also a member of the Scientific Advisory Board of the French Geological and Mining Research Bureau (BRGM).
She joined the Group in 1982, holding a variety of R&D and exploration positions in the Exploration & Production business. She subsequently held senior exploration positions in France and the Netherlands. In 1998, Ms. Lepoutre was appointed Vice President, Exploration in Norway. In 2000, she transferred to Total USA as Vice President, Geosciences.
Total and Sustainable Development
To meet rising energy demand for the future, Total’s sustainable growth model consists of ensuring the acceptability of its operations and engaging in sustained, profitable capital expenditure.
Its ambitions are to:

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
•	Secure the future of energy through innovation and ongoing R&D to support the development of new energies, such as second-generation biomass, solar energy, clean coal and nuclear power, and help moderate demand.

•	Expand our human resources policies, based on responsibility, diversity, mobility and fairness wherever we operate.

•	Meet sustainable development challenges by unlocking the value of natural resources, protecting the environment, adapting our operations to the cultures of our host countries, and maintaining dialogue with society as a whole.

•	Nurture and consolidate our relationships with stakeholders.
“Total’s responsibility is to meet energy demand. We aim to do that by capitalizing on existing energies, inventing the energies of the future, protecting the planet and fostering local development,” says Christophe de Margerie.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com